Lanham & Lanham, LLC
A Professional Law Firm

28652 Oso Parkway	Telephone: (949) 933-1964
Suite D	Facsimile: (949) 666-5006
Rancho Santa Margarita, California 92688

August 6, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Bryan J. Pitko

RE:      Caribbean Pacific Marketing, Inc.
File No. 333—180008 (Form S-1/A6)

Dear Mr. Pitko:

The attached Amendment No. 6 to the above-referenced filing has been filed on EDGAR in response to your comment letter dated July 10, 2012.  This Amendment includes the following responses to your comments:

Comment No. 1. The financial statements and related information have been updated through June 30, 2012 in accordance with Rule 3-12 of Regulation S-X.

Comment No. 2. There are no written materials to be provided supplementally, as the Registrant will only be providing the final Prospectus to potential investors.  No research reports have been, or are expected to be, prepared in reliance upon Section 2(a)(3) of the Securities Act of 1933, as amended.

Comment No. 3. We have added the requested additional disclosure to the “Business” section of the Prospectus.  The Registrant was incorporated in Florida because the President and founder, Thomas Hagan, is a resident of Florida and its business operations and contract manufacturing will be centered in Florida.  The Registrant has no connection to Suncoast Nutriceuticals, Inc. other than the fact that Kevin McDonnell was an Officer and minority shareholder of both corporations and had familiarity with its intended products.  Mr. Hagan had no involvement, shareholdings, or financial interest in Suncoast Nutriceuticals, Inc. and therefore had no reason to restore a defunct company as opposed to starting a new corporation.

Comment No. 4. Mr. McDonnell’s services to VMH Media, Inc. were and continue to be pursuant to an independent contractor consultant agreement, and not as an employee or Officer of that company.  Mr. McDonnell has requested that the information on the website be corrected, and we have been advised that the correction has been made.

Pursuant to Rules 460 and 461 the Registrant will be requesting acceleration of the effectiveness of this Registration upon adequate time for your review of this Amendment.

Thank you for your consideration.

Very truly yours,

/s/ Randall Lanham, Esq.

RANDALL LANHAM, ESQ.
Lanham & Lanham, LLC